PROMISSORY NOTE



USD 35,000,000.                              July 31, 1996

FOR VALUE RECEIVED, Maxtor Corporation promises to pay to the order of Hyundai Electronics America at its offices at 3101 North First Street, San Jose, CA, 95134, or at such other place within the Unites States as the holder hereof may designate, the principle sum of Thirtyfive Million Dollars, with interest thereon, computed on the basis of 360 day year for the actual number of days elapsed from the date hereof:

Interest shall be payable upon maturity at the rate of Libor plus
70 b.p..

All principal and interest shall be payable in lawful money of the Unites States.

Upon payment of accrued interest on this note, Maxtor Corporation may prepay this note, in whole or in part, from time to time, without penalty. If Maxtor Corporation fails to make payment in full at maturity, by the terms of this note or by acceleration hereon, then the interest rate assessed on the principal balance shall be immediately increased to 2% per annum over the rate provided above not to exceed the maximum permitted by law.

Maxtor Corporation agrees to pay all costs of collection, including court costs and reasonable attorney's fees, whether or not suit be brought. This note shall be governed by the laws of the State of California in all respects, including matters of construction, validity, and performance.





Maxtor Corporation




/s/ C.S. Park
C.S. Park, Vice Chairman